PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and Advent Capital Management, LLC (“Advent”), intending to be legally bound, hereby agree with each other as follows:

1. The Trust hereby offers Advent and Advent hereby purchases one (1) share (the “Share”) of the Advent Convertible Bond ETF (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on April 9, 2025.

2. The Trust hereby acknowledges receipt from Advent of funds in the amount of $25 in full payment for the Share.

3. Advent represents and warrants to the Trust that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of April 9, 2025.

The RBB Fund Trust

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer and Secretary

Advent Capital Management, LLC
By:	/s/ Stephen C. Ellwood
Name:	Stephen C. Ellwood
Title:	General Counsel and CCO